

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

October 14, 2011

Via Email
Saul Backal
Chief Executive Officer
Meganet Corporation
2510 E. Sunset Rd. Unit 5-777
Las Vegas, NV 89120

> **Re: Meganet Corporation**
> **Amendment No. 1 to Form S-1**
> **Filed October 7, 2011**
> **File No. 333-176256**

Dear Mr. Backal:

We have reviewed your registration statement and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Prospectus Summary, page 6

1. We note the disclosure on page 14 that your sales cycle is sporadic and your business generally is dependent on intermittent large sales. See the disclosure under "Prior Two Years" on page 14. Please incorporate this disclosure into the discussion under "Our Business."

2. We note the disclosure under "The Offering" that states the selling stockholders will sell at privately negotiated prices until your stock is quoted. The prospectus cover page, however, fixes the price at $10.00 until your stock is quoted. Please revise to present consistent disclosure.

Risk Factors, page 8

3.   We note the disclosure on page 14 that discusses your sporadic sales cycle. Please
        present a risk factor on this topic. In particular we note your disclosure in the sixteenth
        paragraph on page 14 that states it is impossible to forecast revenues or sustain a steady
        flow of revenue from month to month.

4.   Similarly present a risk factor on the affect of the economic downturn on your sales.

At the present time Meganet does not have additional authorized securities…, page 8

5.   We note your response to comment seven from our letter dated September 8, 2011. The
        revised disclosure states management is committed to not increasing the number of
        authorized shares and to raising capital in other ways. Please specify the other methods
        of raising capital and discuss the additional risks attendant to these methods.

In the event Meganet's common stock ever has a market price at below $5.00 per share…, page
10

6.   Please clarify the reference to Blue Spa.

Management's Discussion and Analysis of Financial Condition and Results of Operations, page
13

Business Operations, page 13

7.   We note your response to comment 12; please incorporate it into the current disclosure.
        In this regard we refer you to Item 303(a)(3)(ii) of Regulation S-K which requires a
        discussion of known trends or uncertainties that are reasonably likely to have a material
        impact on the company's financial condition. We also refer you our observations in the
        review of smaller reporting company IPOs at:
        http://www.sec.gov/divisions/corpfin/guidance/cfsmallcompanyregistration.htm.

8.   We further note your statement that being in the pipeline means products are somewhere
        in the bidding and/or procurement process with a portion of those orders producing
        revenue. Please specify the portion of those orders management reasonably expects to
        produce revenue.

Liquidity, page 13

9.   We note your response to comment six from our letter dated September 8, 2011. From
        the penultimate paragraph on page 13, it appears that you (a) have fixed expenditures of
        $25,000 per month ($300,000 per year), (b) need $180,000 in additional capital to sustain
        operations for the next 12 months, and (c) also need $120,000 to pay your CEO. In all, it

appears you need $500,000. Please revise to explain clearly the total amount of additional capital you will need over the next 12 months to sustain operations and discuss the apportionment of this amount. Also explain the total amount that will be loaned by the CEO if cash is not otherwise available.

Examples Illustrative of Meganet's Sales Cycle, page 14

10. Refer to your discussion of the U.S. Department of Labor software order. Please clarify the discussion to explain how the costs related to the software were recognized in the period incurred. If there were costs to develop the software sold, please revise to clarify your statement that the sales were "virtually 100% profit."

Prior Two Years, page 14

11. We note your statement that you have been a profitable company. However, you have had net losses for the past two years and most recent period. Please reconcile.

Results of Operations for Fiscal Year ended March 31, 2011, page 14

12. Please expand the discussion of revenue recognition to explain the timing of revenue recognition for software products and whether there are any continuing services provided, such as updates, after the initial delivery of the software. Please also expand the discussion of hardware products which include an essential software component accordingly.

Selling Stockholders, page 22

13. We note your response to comment 10 from our letter dated September 8, 2011. Please revise the first paragraph on page 22 to also present consistent disclosure that you must engage a market maker to apply for your stock to be quoted on the OTCBB.

Financial Statements for the Year Ended March 31, 2011

Note 2: Summary of Significant Policies, page 40

14. Please expand the disclosure to clarify the timing of the revenue recognition for software products and hardware/software products. If you recognize revenues upon delivery for all of these product types, clarify that there are no continuing obligations, such as providing software updates, subsequent to delivery of the products.

You may contact Claire Delabar, Staff Accountant, at 202-551-3349 or Terry French, Accounting Branch Chief, at 202-551-3828 if you have questions regarding comments on the financial statements and related matters. Please contact Ajay Koduri, Staff Attorney, at 202-551-3310; Celeste M. Murphy, Legal Branch Chief, at 202-551-3257; or me at 202-551-3810 with any other questions.

Sincerely,

/s/ Celeste M. Murphy for

Larry Spirgel
Assistant Director

cc: Via Email
     Gary R. Henrie, Esq.